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United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Medicines Company

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

584688105

(CUSIP Number)

June 10, 2002

(Date of Event Which Requires Filing This Statement)

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed “ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.              584688105

1.	Names of Reporting Persons	BB Biotech AG

	I.R.S. Identification Nos. of above persons (entities only):	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization	Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5. 6.	Sole Voting Power Shared Voting Power	0 4,780,762

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	4,780,762

9.	Aggregate Amount Beneficially Owned
	by Each Reporting Person	4,780,762

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11.	Percent of Class Represented by amount in Row (9)	13.4%

12.	Type of Reporting Person (See Instructions)	HC,CO

CUSIP No.              584688105

1.	Names of Reporting Persons	Biotech Growth N.V.

	I.R.S. Identification Nos. of above persons (entities only):	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization	Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person with:	5. 6.	Sole Voting Power Shared Voting Power	0 4,780,762

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	4,780,762

9.	Aggregate Amount Beneficially Owned
	by Each Reporting Person	4,780,762

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11.	Percent of Class Represented by amount in Row (9)	13.4%

12.	Type of Reporting Person (See Instructions)	CO

Item 2

2(a)	Name of Person Filing: BB Biotech AG (“BB Biotech”), on behalf of Biotech Growth N.V. (“BioGrowth”), its wholly-owned subsidiary and record owner of the securities.

2(b)	Address of Principal Business Office or, if none, Residence:
BB Biotech AG:       Vodergasse 3, CH-8300 Schaffhausen, Switzerland
Biotech Growth N.V.:  De Ruyterkade 62, Willemstad,
Curacao, Netherlands Antilles

2(c)	Citizenship: See Item No. 4 of cover pages

2(d)	Title of Class of Securities Common Stock

2(e)	CUSIP Number 584688105

Item 4. Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	4,780,762

(b)	Percent of class:	13.4%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	4,780,762

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	4,780,762

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by BB Biotech and BioGrowth. Bio Growth is a wholly owned subsidiary of BB Biotech.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date:	June 28, 2002	By:	/s/ Rubino DiGirolamo

		Name:	Rubino DiGirolamo

		Title:	Signatory Authority

Date:	June 28, 2002	By:	/s/ Dubravka Josipovic

		Name:	Dubravka Josipovic

		Title:	Signatory Authority

Biotech Growth N.V
Date:	June 28, 2002	By:	/s/ Rubino DiGirolamo

		Name:	Rubino DiGirolamo

		Title:	Signatory Authority

Date:	June 28, 2002	By:	/s/ Dubravka Josipovic

		Name:	Dubravka Josipovic

		Title:	Signatory Authority

EXHIBIT INDEX

Exhibit A:	Agreement by and between BB Biotech and BioGrowth with respect to the filing of this disclosure statement.*

* Previously filed.